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Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the "Company") as of June 30, 2020 and December 31, 2019, the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for the six months period ended June 30, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and December 31, 2019, and the results of its operations and its cash flows for the six months period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

 Report of Independent Registered Public Accounting Firm

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenues—Refer to Note 2(s) to the financial statements

Critical Audit Matter Description

The Company generated 86.7% of its revenues from express delivery services for the six months ended June 30, 2020. The revenues from express delivery services are primarily driven by parcel volume and the network transit fee the Company charges network partners for each parcel going through the Company's network. The Company recognizes revenues from express delivery services over the delivery time and uses automated systems to process and record its revenue transactions.

We identified accuracy of express delivery services revenue as a critical audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the Company's systems given the complexity of the systems and the significant volume of data processed by the systems.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition comprised the following control testing and analytical procedure, among others:

•
With the assistance of our IT specialists and data specialists:

•
We tested the IT environment in which the revenue pricing and settlement module resides, including interface controls between different IT applications.

•
We tested the key controls over the authorization of the rate changes and the input of such rates to the operation systems.

•
We tested the key controls over the authorization of the weight and route changes and the input of such data to the operation systems.

•
We tested the key controls over automatic calculation of delivery service fee.

•
We reconciled the revenue data recorded in operation systems to the general ledger.

•
We reconciled the revenue data recorded in general ledger with cash received from each network partner.

•
We performed analytical procedure over the revenue generated from waybill sales by developing expected amount with parcel volume and average price per parcel.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

September 11, 2020

We have served as the Company's auditor since 2015.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2019	As of June 30,2020
		RMB	RMB	US$ (Note 2)
Assets
Current assets:
Cash and cash equivalents		5,270,204	5,261,920	744,776
Restricted cash		7,210	1,300	184
Accounts receivable, net		675,567	628,466	88,954
Financing receivables, net		511,124	471,837	66,784
Short-term investment		11,113,217	8,437,887	1,194,305
Inventories		43,845	64,152	9,080
Advances to suppliers		438,272	631,220	89,343
Prepayments and other current assets	4	1,964,506	2,239,249	316,945
Amounts due from related parties	18	74,312	81,529	11,540

Total current assets		20,098,257	17,817,560	2,521,911
Investments in equity investees	9	3,109,494	3,319,697	469,873
Property and equipment, net	5	12,470,632	14,651,069	2,073,724
Land use rights, net	6	2,508,860	3,829,158	541,982
Intangible assets, net	10	48,029	44,930	6,359
Operating lease right-of-use assets	7	901,956	784,780	111,078
Goodwill	8	4,241,541	4,241,541	600,351
Deferred tax assets	14	403,587	552,671	78,226
Long-term investment		946,180	1,390,510	196,814
Long-term financing receivables, net		549,775	1,240,680	175,607
Other non-current assets		612,191	607,178	85,940

Total assets		45,890,502	48,479,774	6,861,865

Liabilities, and Equity
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowings	12	—	1,690,000	239,204
Accounts payable		1,475,258	1,105,673	156,498
Advances from customers		1,210,887	1,208,970	171,119
Income tax payable		80,272	166,035	23,501
Amounts due to related parties	18	38,943	23,101	3,270
Operating lease liabilities	7	298,728	240,240	34,004
Acquisition consideration payable	3	22,942	22,942	3,247
Dividends payable		1,629	334,313	47,319
Notes payable		—	496,200	70,232
Other current liabilities	11	3,552,288	3,490,285	494,015

Total current liabilities		6,680,947	8,777,759	1,242,409

Deferred tax liabilities	14	207,896	215,617	30,519
Other non-current liabilities		93,820	71,409	10,107
Non-current operating lease liabilities	7	504,442	420,310	59,491

Total liabilities		7,487,105	9,485,095	1,342,526

Commitments and contingencies (Note 19)
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized as of December 31, 2019 and June 30, 2020, 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019; 803,551,115 shares issued and 783,894,733 shares outstanding as of June 30, 2020)	16	517	517	73
Additional paid-in capital		22,336,594	20,852,513	2,951,482
Treasury shares, at cost		(1,436,767)	(1,350,529)	(191,155)
Retained earnings		16,726,540	18,549,594	2,625,525
Accumulated other comprehensive income		675,720	829,087	117,350

ZTO Express (Cayman) Inc. shareholders' equity		38,302,604	38,881,182	5,503,275
Noncontrolling interests	13	100,793	113,497	16,064

Total Equity		38,403,397	38,994,679	5,519,339

Total Liabilities and Equity		45,890,502	48,479,774	6,861,865

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for share and per share data)

		Six months ended June 30,
	Notes	2019	2020
		RMB (unaudited)	RMB	US$ (Note 2)
Revenues (including related party revenue of RMB16,055 and RMB34,352 for the six months ended June 30, 2019 and 2020, respectively)		9,997,671	10,318,310	1,460,462
Cost of revenues (including related party cost of revenues of RMB349,715 and RMB262,451 for the six months ended June 30, 2019 and 2020, respectively)		(6,969,511)	(7,730,487)	(1,094,179)

Gross profit		3,028,160	2,587,823	366,283
Operating income (expenses)
Selling, general and administrative		(863,128)	(872,472)	(123,490)
Other operating income, net		87,633	303,270	42,924

Total operating expenses		(775,495)	(569,202)	(80,566)

Income from operations		2,252,665	2,018,621	285,717
Other income (expenses)
Interest income		290,941	240,485	34,038
Interest expense		—	(9,426)	(1,334)
Gain/(loss) on disposal of equity investees and subsidiary		(529)	—	—
Foreign currency exchange(loss)/gain		(3,662)	19,047	2,696

Income before income tax and share of loss in equity method investments		2,539,415	2,268,727	321,117
Income tax expense	14	(480,661)	(428,074)	(60,590)
Share of loss in equity method investments		(12,013)	(16,109)	(2,280)

Net income		2,046,741	1,824,544	258,247
Net loss/(income) attributable to noncontrolling interests		(6,547)	(1,490)	(211)

Net income attributable to ZTO Express (Cayman) Inc.		2,040,194	1,823,054	258,036
Net income attributable to ordinary shareholders		2,040,194	1,823,054	258,036

Net earnings per share attributable to ordinary shareholders	17
Basic		2.60	2.33	0.33
Diluted		2.59	2.33	0.33
Weighted average shares used in calculating net earnings per ordinary share
Basic		786,069,533	783,124,385	783,124,385
Diluted		786,262,099	783,224,329	783,224,329

Net income		2,046,741	1,824,544	258,247
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustment		(50,852)	153,367	21,708

Comprehensive income		1,995,889	1,977,911	279,955
Comprehensive loss/(income) attributable to noncontrolling interests		(6,547)	(1,490)	(211)

Comprehensive income attributable to ZTO Express(Cayman) Inc.		1,989,342	1,976,421	279,744

ZTO EXPRESS (CAYMAN) INC.

Consolidated Statements of Changes in Shareholders' Equity

(Amounts in thousands, except for share and per share data)

	ZTO EXPRESS (CAYMAN) INC. Shareholders' Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive income/(loss)		Non-controlling interests
							Total		Total Equity
	Number of outstanding shares
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(Unaudited)
Balance at January 1, 2019	785,463,859	523	24,137,681	(1,545,077)	11,052,395	571,716	34,217,238	52,311	34,269,549
Net income	—	—	—	—	2,040,194	—	2,040,194	6,547	2,046,741
Foreign currency translation adjustments	—	—	—	—	—	(50,852)	(50,852)	—	(50,852)
Share based compensation and ordinary shares issued for share based compensation	2,500,041	—	168,464	126,601	—	—	295,065	—	295,065
Repurchase of ordinary shares	(5,849,423)	—	—	(717,669)	—	—	(717,669)	—	(717,669)
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	—	18,260	18,260
Distribution of dividends	—	—	(1,270,703)	—	—	—	(1,270,703)	—	(1,270,703)
Cancellation of ordinary shares	—	(5)	(697,884)	697,889	—	—	—	—	—

Balance at June 30, 2019	782,114,477	518	22,337,558	(1,438,256)	13,092,589	520,864	34,513,273	77,118	34,590,391

ZTO EXPRESS (CAYMAN) INC.

Consolidated Statements of Changes in Shareholders' Equity

(Amounts in thousands, except for share and per share data)

	ZTO EXPRESS (CAYMAN) INC. Shareholders' Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive income/(loss)		Non-controlling interests
							Total		Total Equity
	Number of outstanding shares
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	781,947,464	517	22,336,594	(1,436,767)	16,726,540	675,720	38,302,604	100,793	38,403,397
Net income	—	—	—	—	1,823,054	—	1,823,054	1,490	1,824,544
Foreign currency translation adjustments	—	—	—	—	—	153,367	153,367	—	153,367
Share based compensation and ordinary shares issued for share based compensation	1,947,269	—	177,916	86,238	—	—	264,154	—	264,154
Acquisition of noncontrolling interest of the Company's subsidiaries	—	—	(13,960)	—	—	—	(13,960)	—	(13,960)
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	—	11,214	11,214
Distribution of dividends	—	—	(1,648,037)	—	—	—	(1,648,037)	—	(1,648,037)

Balance at June 30, 2020	783,894,733	517	20,852,513	(1,350,529)	18,549,594	829,087	38,881,182	113,497	38,994,679

ZTO EXPRESS (CAYMAN) INC.

Consolidated Statements of Cash Flows

(Amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2019	2020
	RMB (unaudited)	RMB	US$ (Note 2)
Cash flows from operating activities
Net income	2,046,741	1,824,544	258,247
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation	295,065	264,154	37,388
Depreciation and amortization	580,801	834,256	118,081
Loss on disposal of property and equipment	2,529	9,952	1,409
Allowance of credit losses	6,063	9,994	1,415
Deferred income tax	(8,955)	(158,536)	(22,439)
Loss/(gain) on disposal of equity investees and subsidiary	529	—	—
Share of loss in equity method investments	12,013	16,109	2,280
Changes in operating assets and liabilities:
Accounts receivable	63,955	36,219	5,126
Financing receivables	8,287	41,882	5,928
Inventories	8,459	(20,307)	(2,874)
Advances to suppliers	(19,931)	(193,154)	(27,339)
Prepayments and other current assets	(179,278)	(279,818)	(39,606)
Amounts due from related parties	(73,025)	(17,217)	(2,437)
Operating lease right-of-use assets	187,678	117,176	16,585
Long-term financial receivable	(339,035)	(693,848)	(98,208)
Other non-current assets	(701)	23,315	3,300
Accounts payable	(126,533)	(369,585)	(52,311)
Advances from customers	421,950	(1,917)	(271)
Amounts due to related parties	(64,892)	(15,842)	(2,242)
Income tax payable	(238,578)	102,936	14,570
Operating lease liabilities	(150,444)	(142,620)	(20,187)
Other current liabilities	193,376	65,997	9,344
Other non-current liabilities	—	(23,629)	(3,344)

Net cash provided by operating activities	2,626,074	1,430,061	202,415

Cash flows from investing activities
Purchases of property and equipment	(1,551,103)	(2,615,452)	(370,194)
Purchases of land use rights	(182,968)	(1,372,197)	(194,222)
Cash paid for business acquisitions, net of cash received	(19,581)	—	—
Investments in equity investees	(7,656)	(206,595)	(29,242)
Purchases of short-term investments	(5,276,529)	(3,319,796)	(469,887)
Maturity of short-term investments	9,595,081	6,121,588	866,455
Purchases of long-term investment	(250,000)	(434,000)	(61,429)
Cash received from disposal of equity investees and subsidiary	1,350	—	—
Others	85,523	13,898	1,967

Net cash (used in) provided by investing activities	2,394,117	(1,812,554)	(256,552)

Cash flows from financing activities
Proceeds from capital contribution from noncontrolling interest shareholder	18,260	11,214	1,587
Proceeds from short-term borrowing	—	1,690,000	239,204
Repurchase of ordinary shares	(741,818)	—	—
Prepayment for repurchase of ordinary shares	(514,875)	—	—
Payment of dividends	(1,268,619)	(1,330,762)	(188,357)
Others	—	(7,500)	(1,062)
Net cash (used in) provided by financing activities	(2,507,052)	362,952	51,372

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23,430)	19,460	2,754
Net change in cash, cash equivalents and restricted cash	2,489,709	(81)	(11)
Cash, cash equivalents and restricted cash at beginning of period	4,622,954	5,277,414	746,969

Cash, cash equivalents and restricted cash at end of period	7,112,663	5,277,333	746,958

ZTO EXPRESS (CAYMAN) INC.

Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statements of financial position that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of June 30,
	2019	2020
	RMB (unaudited)	RMB	US$ (Note 2)
Cash and cash equivalents	7,111,684	5,261,920	744,776
Restricted cash	979	1,300	184
Restricted cash—non-current(1)	—	14,113	1,998

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	7,112,663	5,277,333	746,958

Note:

(1)
The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Six months ended June 30,
	2019	2020
	RMB (unaudited)	RMB	US$ (Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	728,194	498,139	70,507
Interest expense paid	—	8,384	1,187

Supplemental disclosure on non-cash investing and financing activities:

As of June 30, 2019 and 2020, payables for dividends are RMB3,723 (unaudited) and RMB334,313, respectively.

As of June 30, 2019 and 2020, payables for equity investment are RMB5,000 (unaudited) and RMB5,000, respectively.

As of June 30, 2019 and 2020, payables for purchase of property and equipment are RMB693,567 (unaudited) and RMB1,438,198, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

ZTO Express (Cayman) Inc. (the "Company" or "ZTO") was incorporated under the laws of Cayman Islands on April 8, 2015. The Company, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity ("VIE") (collectively also referred to as the "Group") are principally engaged in express delivery services in the People's Republic of China ("PRC") through a nationwide network partner model.

2. Summary of Significant Accounting Policies

(a)   Basis of presentation

The consolidated financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)   Principles of consolidation

The consolidated financial statements includes the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation of Variable Interest Entity

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. To provide the Company effective control over its variable interest entity, ZTO Express Co., Ltd. ("ZTO Express") and receive substantially all of the economic benefits of ZTO Express, the Company's wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. ("WFOE") entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

Agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney

Under which each shareholder of ZTO Express has executed a power of attorney to grant WFOE the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convene, attend and vote at shareholders' meetings, designate and appoint directors and senior management members. The proxy agreements will remain in effect unless WFOE terminates the agreements by giving a prior written notice or giving its consent to the termination by ZTO Express.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Exclusive Call Option Agreements

Under which the shareholders of ZTO Express granted WFOE or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in ZTO Express when and to the extent permitted by PRC law. WFOE or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without WFOE's written consent, the shareholders of ZTO Express shall not transfer, donate, pledge, or otherwise dispose any equity interests of ZTO Express in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreements can be early terminated by WFOE, but not by ZTO Express or its shareholders.

Equity Pledge Agreements

Under which the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to WFOE as collateral to secure their obligations under the VIE contractual arrangements. If the shareholders of ZTO Express or ZTO Express breach their respective contractual obligations, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreements, the shareholders of ZTO Express shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in ZTO Express without prior written consent of WFOE. The equity pledge agreements will remain effective until ZTO Express and its shareholders have completed all of their obligations under the VIE contractual arrangements or discharged all of their obligations under the contractual arrangements.

The agreement that transfer economic benefits to the Company is:

Exclusive Consulting and Services Agreement

Under which ZTO Express engages WFOE as its exclusive technical and operational consultant and under which WFOE agrees to assist in business development and related services to conduct ZTO Express's operational activities for a service fee. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of WFOE. The agreements will be effective as long as ZTO Express exists. WFOE may terminate this agreement at any time by giving a prior written notice to ZTO Express.

Under the above agreements, the shareholders of ZTO Express irrevocably granted WFOE the power to exercise all voting rights to which they were entitled. In addition, WFOE has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, WFOE is entitled to receive service fees for services provided to ZTO Express.

The Call Option Agreements and Voting Rights Proxy Agreements provide the Company with effective control over the VIE, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through WFOE, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from ZTO Express, the Company

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

is deemed the primary beneficiary of ZTO Express. Accordingly, the Group consolidates the ZTO Express's financial results of operations, assets and liabilities in the Group's Consolidated financial statements.

The Group believes that the contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•
revoking the business licenses and/or operating licenses of such entities;

•
discontinuing or placing restrictions or onerous conditions on the Group's operation through any transactions between the Group's PRC subsidiaries and consolidated affiliated entities;

•
imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

•
requiring the Group to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or

•
restricting or prohibiting the Group's use of the proceeds of its initial public offering to finance its business and operations in China.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The amounts and balances of ZTO Express and its subsidiaries (the "VIE") after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	528,722	629,589	89,113
Accounts receivable, net	635,606	539,870	76,414
Financing receivables, net	172,267	190,048	26,900
Inventories	42,134	43,748	6,192
Advances to suppliers	46,534	42,828	6,062
Prepayments and other current assets	1,241,975	1,347,895	190,782
Amounts due from related parties	18,364	6,600	934

Total current assets	2,685,602	2,800,578	396,397

Investments in equity investees	114,447	115,091	16,290
Property and equipment, net	5,920,211	5,894,496	834,312
Land use rights, net	1,150,849	1,159,684	164,143
Operating lease right-of- use assets	853,092	743,606	105,251
Goodwill	4,157,111	4,157,111	588,401
Deferred tax assets	234,080	315,579	44,667
Long-term financing receivables, net	536,473	1,195,197	169,169
Other non-current assets	120,877	150,667	21,321

Total assets	15,772,742	16,532,009	2,339,951

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Liabilities
Current liabilities:
Short-term bank borrowings	—	1,554,000	219,954
Accounts payable	1,448,490	691,123	97,822
Notes payable	—	136,000	19,250
Advances from customers	1,185,920	1,161,658	164,422
Income tax payable	9,359	—	—
Amounts due to related parties	769,951	359,946	50,947
Operating lease liabilities	273,524	222,730	31,525
Other current liabilities	2,536,131	2,134,368	302,100

Total current liabilities	6,223,375	6,259,825	886,020
Non-current operating lease liabilities	478,327	419,433	59,367
Deferred tax liabilities	123,173	155,342	21,987

Total liabilities	6,824,875	6,834,600	967,374

	Six months ended June 30,
	2019	2020
	RMB (unaudited)	RMB	US$
Total revenue	9,707,963	9,753,094	1,380,462
Net income	435,471	258,218	36,548
Net cash provided by (used in) operating activities	696,225	(822,716)	(116,447)
Net cash used in investing activities	(804,913)	(630,417)	(89,230)
Net cash provided by financing activities	—	1,554,000	219,954
Net increase (decrease) in cash and cash equivalents	(108,688)	100,867	14,277
Cash and cash equivalents and restricted cash at beginning of period	576,005	528,722	74,836
Cash and cash equivalents and restricted cash at end of period	467,317	629,589	89,113

The VIE contributed 97.1% (unaudited) and 94.5% of the Group's consolidated revenues for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019 and June 30, 2020, the VIE accounted for an aggregate of 34% and 34%, respectively, of the consolidated assets, and 91% and 72%, respectively, of the consolidated liabilities.

The VIE pays transportation fees and service fees pursuant to the Exclusive Consulting and Services Agreements to WFOE based on the VIE's operating results and WFOE's operating cost of sorting hubs and the Group's owned fleet. The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The inter-company

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

transportation fees and service fees charged by WFOE were RMB4,444,143 (unaudited) and RMB4,404,525 for the six months ended June 30, 2019 and 2020, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserves, to the Group in the form of loans and advances or cash dividends. See Note 23 for disclosure of restricted net assets.

Nonconsolidated Variable Interest Entity

Tonglu Tongze Logistics Ltd. and its subsidiaries ("Tonglu"), established in 2013, are transportation service companies providing line-haul transportation services to the Group. Tonglu is majority owned by the employees of the Group who are considered as related parties to the Group. The variable interests in Tonglu held by the Group are in the form of a waiver of management fees. The Group has concluded that it is not the primary beneficiary of Tonglu as it does not have the obligation to absorb losses of Tonglu or the right to receive benefits from Tonglu, that could potentially be significant to Tonglu.

The Group had amounts due to Tonglu as of December 31, 2019 and June 30, 2020 for transportation service received from Tonglu, pursuant to the contractual terms that are considered commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 18 (a) and (b).

(c)   Use of estimates

The preparation of the Consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors. Significant accounting estimates reflected in the Group's financial statements include assumptions used to determine the fair value of the assets acquired through business combination, allowance of credit losses, useful lives of long-lived assets, realization of deferred tax assets, impairment of long-lived assets and goodwill, and valuation of investments in equity investees. Actual results may differ from those estimates.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(d)   Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs based on the Group's own assumptions used to measure assets and liabilities at fair value.

The short-term financial instruments, which consist of cash and cash equivalents, accounts receivable, financing receivable, short-term investment, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term borrowing, notes payable and other current liabilities, are recorded at costs which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment which are time deposits, approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurement of fair value. An impairment charge to these investments is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the six months ended June 30, 2019 and 2020, no impairment of equity method investments was recorded.

The Group's equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized an unrealized gain of RMB754,468 related to the investee of Cai Niao Smart Logistics Network Limited as a result of an observable price change event for the year ended December 31, 2019.The Group recognized impairment losses of nil (unaudited) and nil

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

related to equity investments without readily determinable fair values for the six months ended June 30, 2019 and 2020, respectively (note 9).

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, right-of-use assets, goodwill and intangible assets. They are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology.

(e)   Foreign currency translation

The Group's reporting currency is RMB. The functional currency of the Company and subsidiaries incorporated outside the mainland China is USD or Hong Kong dollar. The functional currency of all the other subsidiaries and the VIE is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive Income. The Historical Financial Information of the Group is translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB at the average rates of exchange for the year/period. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders' equity.

(f)    Convenience translation

The Group's business is primarily conducted in China and almost all of the Group's revenues are denominated in RMB. However, periodic reports made to shareholders include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the six months ended June 30, 2020 were calculated at the rate of US$1.00 = RMB7.0651, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2020. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2020, or at any other rate.

(g)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(h)   Restricted cash

Restricted cash represents (a) cash received from network partners that was immediately restricted for use until the final delivery of parcel to the recipients; and (b) secured deposits held in designated bank accounts for issuance of bank acceptance notes, and letter of guarantee related to short-term borrowing and international forwarding services.

(i)    Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group's customers, which is recorded net of allowance for credit losses.

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326") using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.

(j)    Short-term and long-term investment

Short-term investment primarily comprises of time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates or principal not-guaranteed with certain financial institutions, whereby the Group has the intent and the ability to hold to maturity within one year. Long-term investment comprises of time deposits with maturities more than one year. The Group classifies the short-term investment in wealth management products as held-to-maturity securities and stated at amortized cost. As of June 30, 2020, RMB497,000 of short-term investment was used as a collateral to issue of bank acceptance draft.

Upon adoption of ASC 326, the Group changed its impairment analysis to utilize a forward-looking CECL model for financial instruments measured at amortized cost, including the short-term investment in wealth management products. Based upon the Group's assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Group determined there was no cumulative effect from the adoption of ASC 326 as of January 1, 2020 and for the six months ended June 30, 2020, no credit losses from the short-term investment were expected.

The Group recorded interest income of RMB219,236 (unaudited) and RMB186,272 from the short-term and long-term investments in the consolidated statements of comprehensive income for the six months ended June 30, 2019 and 2020, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(k)   Financing receivables, net

The Group started to provide financial services to its network partners in 2017 with credit terms mainly ranging from three months to three years. Total outstanding financing receivables as of December 31, 2019 and June 30, 2020 were RMB1,060,899, and RMB1,712,517 respectively, among which RMB549,775 and RMB1,240,680 were recorded in long-term financing receivables. Such amounts are measured at amortized cost and reported in the Consolidated Balance Sheets at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date.

Allowance relating to financing receivables represents the Group's best estimate of the losses inherent in the outstanding portfolio of financing receivables. RMB9,159 of allowance relating to short-term financing receivables, and RMB14,097 relating to long-term financing receivables was recorded as of December 31, 2019. The related losses recorded in the Consolidated Statements of Comprehensive Income was RMB2,600 (unaudited) for the six months ended June 30, 2019. After the adoption of ASC 326 on January 1, 2020 using the modified retrospective transition method, the Group has developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers' operating results, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements. RMB6,564 of allowance of credit losses relating to short-term financing receivables, and RMB17,039 relating to long-term financing receivables were recorded as of June 30, 2020. The expected credit loss recognized was RMB347 for the six months ended June 30, 2020. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB26,950 (unaudited) and RMB49,325 for the six months ended June 30, 2019 and 2020, respectively.

(l)    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 3 years
Furniture, office and electric equipment	3 to 5 years
Machinery and equipment	10 years
Vehicles	5 - 10 years
Buildings	20 years

(m)  Intangible assets

Intangible assets include customer relationship acquired in a business combination which are recognized initially at fair value at the date of acquisition and are carried at cost less accumulated amortization. Amortization of customer relationship is computed using the straight-line method over 10 years. The

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

useful life of customer relationship was estimated to be 10 years based on the nature of the customer base and average attrition rate. See Note 3 "Business Combination" for further details.

(n)   Investments in equity investees

Investments in equity investees of the Group are comprised of investments in privately- held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities. The Group continually reviews equity method investments to determine whether a decline in such fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investment is written down to fair value.

Prior to January 1, 2018, for equity investment over which the Group does not have significant influence or control, the cost method of accounting was used. Effective January 1, 2018, upon adoption of ASU 2016-01, the Group elected to measure the investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

(o)   Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. No impairment charge was recognized for the six months ended June 30, 2019 and 2020.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(p)   Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in the Group's acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Prior to January 1, 2020, based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the Group performed a two-step test to determine the amount of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. The impairment test is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value.

The Group had two reporting units for purposes of allocating and testing goodwill for the year ended December 31, 2019 and the six months ended June 30, 2020. The Group conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Group considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow generation. Based on the results of the qualitative assessment completed as of December 31, 2019 and June 30, 2020, there were no indicators of impairment. Therefore, no impairment charge was recognized for the year ended December 31, 2019 and the six months ended June 30, 2020.

(q)   Share based compensation

The Group grants share options, ordinary share units and restricted share units to eligible employees, management and directors and accounts for these share based awards in accordance with ASC 718 "Compensation—Stock Compensation".

Employees' share based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; or (b) using graded vesting method, net of forfeitures, over the requisite service period, which is the vesting period. The Group elects to recognize forfeitures when they occur. When there is a modification of the terms and conditions of an

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

award, the Group measures the pre-modification and post-modification fair value of the share based awards as of the modification date and recognizes the incremental value and the remaining unrecognized compensation expenses as compensation cost over the remaining service period. In determining the fair value of share options, ordinary share units and restricted share units, the closing market price of the underlying shares on the grant date is applied.

(r)   Treasury shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

(s)   Revenue recognition

The Group derives a substantial part of its revenues from express delivery services provided to its network partners, mainly including parcel sorting and line-haul transportation. In addition, the Group directly provides express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. The Group also provides freight forwarding services to its customers. Revenues generated from express delivery services and freight forwarding services are recognized over time as the Group performs the services.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount the Group expects to earn in exchange for the product.

Disaggregation of revenue

	Six months ended June 30,
	2019		2020
	RMB (unaudited)%		RMB	US$	%
Express delivery services	8,823,274	88.3	8,947,074	1,266,376	86.7
Freight forwarding services	639,402	6.4	762,571	107,935	7.4
Sale of accessories	501,407	5.0	498,214	70,518	4.8
Others	33,588	0.3	110,451	15,633	1.1

Total revenues	9,997,671	100	10,318,310	1,460,462	100.0

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. GAAP. The customer generally contracts with the Group for distinct services. Substantially all of the Group's service contracts include only one performance obligation, the express delivery or freight forwarding services. However, if a contract contains more than one performance obligation, the Group allocates the total transaction price to each

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. In these instances, as the Group frequently sells standard express delivery services and freight forwarding services with observable standalone sales prices, the observable standalone sales are used to determine the standalone selling prices of express delivery services and freight forwarding services.

Satisfaction of performance obligations

The Group generally recognizes revenue over time as the Group performs the services stipulated in the contract because of the continuous transfer of control to the customer. The customers receive the benefit of the services as the goods are transported from one location to another. That is, if the Group was unable to complete the delivery, the service that was already performed by the Group would not need to be reperformed. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. It normally takes one to seven days for the Group to complete its performance obligation.

Variable consideration

The Group provides customers with certain volume-based incentives in relation to express delivery services, which represent variable considerations and are recorded as reductions to the related revenue. The Group estimates the variable considerations in the most likely amounts it expects to earn. As the incentives are generally determined on a monthly basis, the uncertainty in estimating the variable considerations to be recorded is very limited.

Principal vs. agent considerations

In its express delivery services provided to pickup outlets, the Group utilizes delivery outlets operated by its network partners to perform the dispatching services. The Group only fulfills parcel sorting and line-haul transportation services. U.S. GAAP requires the Group to use a control-model approach to evaluate whether the Group performs services directly to the customers (as a principal) or arranges for services to be provided by another party (as an agent). Based on an evaluation of the control model, the Group has determined that it acts as a principal in providing sorting and line haul transportation services to the pickup outlets as the Group is primarily responsible for the delivery of parcels between sorting hubs and has the ability to control the related services. The Group acts as an agent for dispatching services as it arranges for such services to be provided by the delivery outlets. Therefore, the revenue is recorded net of the dispatching fees paid to the delivery outlets.

The Group also provides express delivery services to certain enterprise customers. According to the contracts with the enterprise customers, the Group is primarily responsible for and has control over the entire delivery process including the dispatching services. Therefore, the Group has determined that it acts as a principal for all the express delivery services provided to enterprise customers and accordingly, the revenue is recorded on a gross basis, including the dispatching fees paid to the delivery outlets.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2019 and June 30, 2020.

Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2019 and June 30, 2020.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenues at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(t)    Cost of revenues

Cost of revenues mainly consists of the following:

•
line-haul transportation costs, including payments to outsourced transportation companies, as well as costs associated with the Group's own transportation infrastructure, including, labor costs of truck drivers, depreciation of self-owned trucks, airfare cost, fuel cost, and road toll,

•
operating costs for the ZTO delivery IT platform,

•
cost of hub operations, such as operators' labor costs and depreciation and lease costs,

•
cost of accessories including portable barcode readers, thermal papers and packaging materials, and

•
cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.

(u)   Income taxes

As part of the process of preparing the Consolidated financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated financial statements. Net operating loss are carried forwards by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(v)   Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. For the years and periods presented, the Group's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(w)  Leased assets

As a lessee

The Group leases office space, sorting hubs and warehouse facilities in different cities in PRC under operating leases. Effective January 1, 2019, the Group adopted ASU No. 2016-02 "Leases" (ASC 842) using the modified retrospective approach. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to January 1, 2019. Upon the adoption, the Group recognized operating lease right of use ("ROU") assets of RMB844,331, with corresponding lease liabilities of RMB767,694 on the consolidated balance sheets. The operating lease ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Group's beginning retained earnings, or the Group's prior year financial information.

Under ASC 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the lessees' incremental borrowing rates, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group. Some of the Group's lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. The carrying amount of lease liabilities is remeasured if there is a modification, e.g. a change in the lease term or a change in the in-substance fixed lease payments.

The Group determines its land use right agreements contain operating leases of land under ASC 842. However, this determination does not result in any changes to the accounting for land use rights as the cost for land use rights are fully prepaid and no liabilities would be recorded.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

As a lessor

The Group's lessor arrangements include operating leases of land and buildings to its network partners. Under ASC 842, lessors account for operating leases in a manner similar to how they account for operating leases under ASC 840. The Group continues to recognize the underlying assets and records the lease payments as income over the lease term on a straight-line basis.

(x)   Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, other receivables, advances to suppliers, prepayments and other current assets, long-term investment and long-term financing receivables. The Group places its cash and cash equivalents, short-term investment and long-term investment with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from enterprise customers. Financing receivables primarily comprise financing receivables from network partners. The Group performs on-going credit evaluations of the financial condition of its counter parties and establishes an allowance for credit losses estimated based on factors surrounding the credit risk of specific entities and other relevant information. The allowance amounts were immaterial for all the periods presented.

(y)   Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years/periods.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group's authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares (Note 16). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

(z)   Adoption of new accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with terms beyond twelve months. The new standard also requires enhanced disclosures that will provide more transparency and information to financial statement users about the Group's lease portfolio. For finance leases, lessees will continue to recognize interest expense on the lease liability using the effective yield method, while the right-of-use asset will be amortized on a straight-line basis. For operating leases, expense will be recognized on a

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

straight-line basis, consistent with the previous standard. The consolidated financial statements for the year ended December 31, 2019 are presented under the new standard. See Note 7 for additional disclosures required by this ASU.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326)," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASC 326 and related ASUs effective January 1, 2020 using the modified retrospective transition method. The adoption and application of this standard did not have a material impact to the Group's consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, "Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment," the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment now is the amount by which a reporting unit's carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The Group adopted ASU 2017-04 and related ASUs effective January 1, 2020. The adoption and application of this standard did not have a material impact to the consolidated financial statements.

(aa) Accounting standards issued but not yet effective

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting for income taxes. The update removes certain exceptions to the general income tax principles. This ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is currently evaluating the impact of adopting this standard in its consolidated financial statements and does not expect this ASU to have a material impact on the consolidated financial position, results of operations or cash flows.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 ("ASU 2020-01") to clarify the interaction in accounting for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Group is currently evaluating the impact of adopting this standard in its consolidated financial statements and does not expect this ASU to have a material impact on the consolidated financial statements.

3. Business Combination

In October 2017, the Group acquired the core business of the China Oriental Express Co., Ltd. and its subsidiaries (the "COE Business"), a freight forwarding services provider in Hong Kong and Shenzhen, for cash consideration of HK$180,000 (approximate to RMB152,946). As a result of the acquisition, the Group recognized property and equipment of RMB17,123, intangible assets of RMB61,973, representing

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

3. Business Combination (Continued)

customer relationships of the COE Business, and goodwill of RMB84,430. The unpaid balance in relation to the acquisition of COE Business was RMB22,942 and RMB22,942 as of December 31, 2019 and June 30, 2020, and has been recorded in acquisition consideration payable.

4. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Input value added tax ("VAT")	1,386,004	1,627,645	230,378
Prepaid expenses	80,388	100,210	14,184
Accrued interest income	150,157	167,563	23,717
Deposits	55,277	97,623	13,818
Others	292,680	246,208	34,848

Total	1,964,506	2,239,249	316,945

5. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Buildings	5,594,482	6,281,620	889,106
Machinery and equipment	3,778,753	4,056,682	574,186
Leasehold improvements	432,236	494,367	69,973
Vehicles	3,367,428	4,920,116	696,397
Furniture, office and electric equipment	462,842	495,855	70,184
Construction in progress	1,685,622	2,034,271	287,932

Total	15,321,363	18,282,911	2,587,778

Accumulated depreciation	(2,850,731)	(3,631,842)	(514,054)

Property and equipment, net	12,470,632	14,651,069	2,073,724

Depreciation expenses were RMB554,832 (unaudited) and RMB801,006 for the six months ended June 30, 2019 and 2020, respectively.

As of December 31, 2019 and June 30, 2020, the title certificates for certain buildings of the Group with an aggregate net book value of approximately RMB3,144,110 and RMB2,354,383, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

6. Land Use Rights, Net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term are 44 years as of December 31, 2019 and June 30, 2020, respectively.

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Cost	2,681,762	4,032,210	570,722
Less: Accumulated amortization	(172,902)	(203,052)	(28,740)

Land use rights, net	2,508,860	3,829,158	541,982

Amortization expenses for land use rights were RMB22,870 (unaudited) and RMB30,151 for the six months ended June 30, 2019 and 2020, respectively.

As at December 31, 2019 and June 30, 2020, the title certificates for certain land use rights of the Group with carrying value of approximately RMB167,812 and RMB513,730, respectively, had not been obtained.

7. Operating Leases

1)    Lease as lessee

The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. During the six months ended June 30, 2019 and 2020, the Group incurred rental expenses related to operating lease costs amounting to RMB131,820 (unaudited) and RMB169,070, respectively.

Supplemental information related to leases and location within the consolidated balance sheets is as follows:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB
Operating lease right-of-use assets	901,956	784,780
Current operating lease liabilities	298,728	240,240
Non-current operating lease liabilities	504,442	420,310

Total operating lease liabilities	803,170	660,550

Weighted average remaining lease term (in years)	6	6
Weighted average discount rate	4.36%	4.34%

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

7. Operating Leases (Continued)

Supplemental cash flow information related to leases for the six months ended June 30, 2019 and 2020 are as follows:

	Six months ended June 30, 2019	Six months ended June 30, 2020
	RMB (unaudited)	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	94,586	194,514
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	143,720	92,671
Right-of-use assets decreased due to lease modifications:
Operating leases	232,195	48,847

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2019 and June 30, 2020:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB
Within one year	285,743	261,118
Within a period of more than one year but not more than two years	196,902	152,080
Within a period of more than two year but not more than three years	105,055	120,737
Within a period of more than three year but not more than four years	82,610	78,729
Within a period of more than four year but not more than five years	50,415	53,230
Within a period of more than five year	184,470	137,603

Total lease commitment	905,195	803,497

Less: Imputed interest	(102,025)	(142,947)
Total operating lease liabilities	803,170	660,550
Less: Current operating lease liabilities	(298,728)	(240,240)
Long-term operating lease liabilities	504,442	420,310

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use right.

2)    Lease as lessor

The Group rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through December 2037. All of the Group's lease arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During six months ended June 30, 2019 and 2020, the Group recorded rental income amounting to 44,423 (unaudited) and RMB32,541, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

8. Goodwill

The carrying amount of goodwill as of December 31, 2019 and June 30, 2020 were as follows:

Amount
RMB
Balance as of December 31, 2019 and June 30, 2020	4,241,541

9. Investments in Equity Investees

The Group's investments in equity investees comprise the following:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. ("ZTO LTL")(1)	206,986	291,923	41,319
Feng Wang Investment Co., Ltd. ("Feng Wang")(2)	51,068	49,905	7,064
Shanghai CRRC Green City Logistics Co., Ltd. ("CRRC")(3)	29,652	27,510	3,894
Others	83,605	95,412	13,505

Total investments accounted for under the equity method	371,311	464,750	65,782

Investments accounted for as equity investments without readily determinable fair values:
Cai Niao Smart Logistics Network Limited ("Cai Niao")(4)	1,122,218	1,139,847	161,335
Wheat Commune Group Inc. ("Wheat Commune")(4)	—	—	—
Zhejiang Yizhan Network Technology Co., Ltd. ("Cainiao Post")(4)	1,075,000	1,075,000	152,156
Zhijiang New Industries Limited ("ZJ New Industries")(4)	500,000	500,000	70,770
Shenzhen Feng Chao Technology Ltd.	—	—	—
Others	40,965	140,100	19,830

Total investments accounted for equity investments without readily determinable fair values	2,738,183	2,854,947	404,091

Total investments in equity investees	3,109,494	3,319,697	469,873

(1)   ZTO LTL

On August 22, 2016, the Group entered into an investment agreement with ZTO LTL and Mr. Jianfa Lai to invest cash of RMB54,000 in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of the Group. Owing to the shareholders' structure of ZTO LTL, the Group has significant influence over ZTO LTL's operating activities. Therefore, the investment is accounted for using the equity method. In August 2017, the Group increased investment in ZTO LTL by RMB36,000 to maintain its equity interest in ZTO LTL at 18%. In 2018, ZTO LTL went through a restructuring and as a result, became a wholly owned subsidiary of ZTO Freight (Cayman) Inc. ("ZTO Freight"), a newly established Cayman company by shareholders of ZTO LTL. The Group holds 18% equity in ZTO Freight after the restructuring. The Group contributed additional investment in ZTO

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

9. Investments in Equity Investees (Continued)

Freight by USD19,000 (approximate to RMB130,150) and its equity interest decreased to 17.7% due to the additional capital contributions from other shareholders in 2018. The Group contributed additional investment in ZTO Freight by USD12,715 (approximate to RMB90,243) and its equity interest further decreased to 17.3% in 2020.

(2)   Feng Wang

In December 2013, the Group entered into an agreement with other three top express delivery companies in China, to establish Feng Wang, which is to invest in the upstream industries and integrate resources across the express delivery value chain. The capital contribution by the Group was RMB50,000 in cash, representing 25% of the equity interest of Feng Wang. In 2015, the Group's equity interest to Feng Wang decreased to 20% due to the additional capital contributions from other shareholders of Feng Wang.

(3)   CRRC

In December 2017, the Group entered into a subscription and contribution agreement with CRRC Urban Traffic Co., Ltd. and two other express delivery companies in PRC, to establish a new company named CRRC, for developing the clean energy vehicles used in the express and logistics industries. The capital contribution by the Group was RMB30,000, representing 15% equity interest of CRRC. The Group has one board seat out of seven, and has significant influence over CRRC's operating activities. Therefore, the investment is accounted for using the equity method.

(4)   Investments accounted for as equity investments without readily determinable fair values

In May 2013, the Group obtained equity interests in Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across PRC. During the fourth quarter of 2019, the Group further invested RMB150,485 in Cai Niao in connection with a new round of financing completed in 2019, which represented an observable price change in an orderly transaction for Cai Niao equity interest and resulted in an unrealized gain of RMB754,468 recorded in other income (expense) in the consolidated statement of comprehensive income for the year ended December 31, 2019.

In December 2015, the Group obtained equity interest in Wheat Commune. Wheat Commune is an Omni-channel platform providing comprehensive campus service in more than 100 cities across PRC. Due to the continued operating loss, this investment has been fully impaired as of December 31, 2019..

In May 2018, the Group entered into a subscription and contribution agreement with four other leading express delivery companies in PRC, to obtain 15% equity interest in Cainiao Post, Cainiao's network of last-mile delivery stations, in an amount of RMB1,075,000.

In October 2018, the Group entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries and obtain 2% equity interest in ZJ New Industries. The total capital contribution made by the Group was RMB500,000.

No impairment losses was recognized by the Group related to equity investments for the six months ended June 30, 2019 and 2020.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

10. Intangible Assets, Net

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Customer relationships	61,973	61,973	8,771
Less: accumulated amortization	(13,944)	(17,043)	(2,412)

Customer relationships, net	48,029	44,930	6,359

Amortization expenses for customer relationships acquired through business combination of COE Business were RMB3,099 (unaudited) and RMB3,099 for the six months ended June 30, 2019 and 2020, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

RMB
Six months ending December 31, 2020	3,098
Year ending December 31, 2021	6,197
Year ending December 31, 2022	6,197
Year ending December 31, 2023	6,197
Year ending December 31, 2024	6,197
Year ending December 31, 2025 and after	17,044

Total	44,930

11. Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
Payables related to property and equipment	1,076,935	941,998	133,331
Deposits from network partners(1)	925,925	1,063,975	150,596
Salary and welfare payable	838,527	810,199	114,676
Payables related to land use rights	—	—	—
Payables for repurchasing ordinary shares	—	—	—
Deposits	55,832	81,085	11,477
Payables to network partners(2)	260,228	155,895	22,066
Others	394,841	437,133	61,869

Total	3,552,288	3,490,285	494,015

(1)
Deposits from network partners represent the waybill deposits collected from the pickup outlets operated by network partners, which is refunded when the parcel is delivered to the recipients.

(2)
Payables to network partners represent the amount collected by the Group on behalf of its network partners in the provision of express delivery services.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

12. Short-term Bank Borrowings

Short-term bank borrowings consist of the following:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
PRC domestic commercial banks	—	1,690,000	239,204

	—	1,690,000	239,204

In 2020, the Group entered into collectively RMB1,690,000 bank loan contracts with several banks. The weighted average interest rate of the short-term borrowings was 3.00% for the six months ended June 30, 2020. Certain borrowings are subject to financial covenants such as asset-liability ratio less than 65% and current ratio not less than 0.8. The Group has been in compliance with the financial covenants. The borrowings are repayable within one year.

13. Noncontrolling Interests

Below are the changes in the Group's ownership in its subsidiaries on the Group's equity.

	Six months ended June 30,
	2019	2020
	RMB (unaudited)	RMB	US$
Net income attributable to ZTO Express (Cayman) Inc.	2,040,194	1,823,054	258,036
Transfers from/(to) noncontrolling interest
Increase in ZTO's paid in capital for capital contribution from noncontrolling interest shareholder	—	—	—
Decrease in ZTO's paid in capital for purchase shares of the Group's subsidiaries	—	(13,960)	(1,976)

Net transfers from/(to) noncontrolling interest	—	(13,960)	(1,976)

Change from net income attribute to ZTO and transfers from/(to) noncontrolling interest	2,040,194	1,809,094	256,060

14. Income Tax

Under the current laws of the Cayman Islands, the Group is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the British Virgin Islands, the Group's subsidiary incorporated in British Virgin Island are not subject to tax.

The Group's subsidiary in the U.S. is registered in the state of Oregon and is subject to U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 5%-9.9% respectively.

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

14. Income Tax (Continued)

commencing on or after April 1, 2018. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Group's subsidiaries domiciled in PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as high and new technology enterprises ("HNTEs"), or if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (effective for 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

WFOE was qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% for the years ended December 31, 2017, 2018 and 2019. As of June 30, 2020, WFOE has submitted its HNTE application documents to in-charge authority for HNTE status for the following three years, and expects to obtain the approval in the end of 2020.

Ten of the Companies' subsidiaries, which are located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, were qualified enterprises within the Catalog of Encouraged Industries in the Western Region to enjoy the 15% preferential income tax rate for the six months ended June 30, 2019 and 2020. The preferential income tax rate will expire in December 2030.

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Group's subsidiaries are as follows:

	Six months ended June 30,
	2019	2020
	RMB (unaudited)	RMB	US$
Current tax expenses	489,616	586,610	83,029
Deferred tax	(8,955)	(158,536)	(22,439)

Total	480,661	428,074	60,590

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual effective tax rate based on projected accounting incomes for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group's effective tax rate for the six months ended June 30, 2019 and 2020 was 18.93% (unaudited) and 18.87%, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

14. Income Tax (Continued)

As of June 30, 2020, the Group had tax loss carryforward in subsidiaries of RMB621,370 which will expire from 2020 to 2024.

Uncertainties exist with respect to how the current income tax law in PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within PRC. The implementation rules to the EIT Law provide that nonresident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Group and its subsidiaries registered outside PRC should be deemed resident enterprises, the Group and its subsidiaries registered outside PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

15. Share Based Compensation

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group's PRC subsidiaries and VIE that are available for distribution were RMB15,607,474 and RMB17,583,772 as of December 31, 2019 and June 30, 2020 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income taxes for undistributed profits of the Group's subsidiaries were provided as of December 31, 2019 and June 30, 2020.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

15. Share Based Compensation (Continued)

ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the "Share Holding Platform"). The purpose of the Share Holding Platform is to allow employees of the Group in PRC to receive equity share incentives. ZTO ES Holding Limited ("ZTO ES"), a British Virgin Islands company was established as a holding vehicle for the Group's Share Holding Platform. Four limited liability partnerships ("LLPs") were established in PRC as the shareholders of ZTO ES, each holding 25% equity interest in ZTO ES. At the time of establishment of these LLPs, Mr. Lai Meisong, chairman and chief executive officer of the Group, and his wife, Ms. Lai Yufeng agreed to serve as the general partner and sole limited partner of the four LLPs. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees. On behalf of the Group and subject to approval of board of director of the Group, Mr. Lai Meisong as the general partner of the LLPs, has the authority to select the eligible participants to whom awards will be granted; and determine the number of shares covered; establish the terms, conditions and provision of such awards.

On June 28, 2016, the Group issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. Pursuant to the terms of the partnership agreement, a recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Group and accordingly, at the direction of the employee, the LLPs will sell the Group's ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder's rights associated with the Group's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Group.

Pursuant to a board of director resolution, on March 28, 2017, 3,945,750 ordinary share units corresponding to 789,150 Company's ordinary shares were granted to certain employees at the consideration of nil. These awards are subject to vesting ratably over a period of three years. The Group recorded the share based compensation of RMB23,303 based on the market price of ordinary shares at USD12.88 on the grant date for each of the three years ended December 31, 2019. As of June 30, 2020, all compensation expense were recognized in the consolidated financial statements.

On March 11, 2019, 4,722,885 ordinary share units corresponding to 944,577 Company's ordinary shares were granted to certain officers and employees at the consideration of nil. These share awards vested immediately upon grant. The Group recorded the share based compensation of RMB127,805 based on the market price at USD20.13 of ordinary shares on the grant date for the year ended December 31, 2019.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

15. Share Based Compensation (Continued)

On March 13, 2020, 3,925,485 ordinary share units corresponding to 785,097 Company's ordinary shares were granted to certain officers and employees at the consideration of nil. These share awards vested immediately upon grant. The Group recorded the share based compensation of RMB139,308 based on the market price at USD25.32 of ordinary shares on the grant date for six months ended June 30, 2020.

A summary of changes in the ordinary share awards relating to the Share Holding Platform granted by the Group during each of the three years ended December 31, 2019 and the six months ended June 30, 2020 is as follows:

	Number of ordinary shares under Incentive Platform	Weighted average grant-date fair value
Non-Vested at January 1, 2019	536,518	88.59
Granted	944,577	135.30
Less: vested	1,197,209	125.45

Non-Vested at January 1, 2020	283,886	88.59
Granted	785,097	177.44
Less: vested	1,068,983	153.84

Non-Vested at June 30, 2020	—	—

The fair value of ordinary share units was determined based on the market price of ordinary shares on the grant date.

2016 Share Incentive Plan

On June 20, 2016, the Board also approved a 2016 share incentive plan (the "2016 Share Incentive Plan") in order to provide appropriate incentives to directors, executive officers and other employees of the Group, pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2016 Share Incentive Plan shall be 3,000,000 ordinary shares.

In September 2016, the Board approved 2016 Share Incentive Plan (as amended and restated), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the board of directors.

Restricted share units

On March 28, 2017, the Group granted 679,645 restricted share units ("RSUs") at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are subject to vesting ratably over a period of three years from the grant date. The Group recorded the share based compensation of RMB9,949 (unaudited) and RMB3,316 based on the market price of ordinary shares at USD12.88 on the grant date for the six months ended June 20, 2019 and 2020, respectively. As of June 30, 2020, all compensation expense were recognized in the consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

15. Share Based Compensation (Continued)

On March 11, 2019, the Group granted 1,076,532 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share based compensation of RMB145,659 based on the market price of ordinary shares at USD20.13 on the grant date for the year ended December 31, 2019.

On March 13, 2020, the Group granted 684,905 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share based compensation of RMB121,530 based on the market price of ordinary shares at USD25.32 on the grant date for the six months ended June 30, 2020.

16. Ordinary Shares

As disclosed in Note 15, on June 28, 2016, 16 million ordinary shares of the Group were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Group's employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares, as such the Group accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Group, which occurs when Ordinary Shares Units are awarded to the employees. 8,485,046 and 7,447,313 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2019 and June 30, 2020, respectively.

Prior to the consummation of the initial public offering, on October 27, 2016, pursuant to the revised Articles of Association, the Group's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group's ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The authorized 10,000,000,000 shares of the Group were comprised of 8,000,000,000 Class A ordinary shares, 1,000,000,000 Class B ordinary shares and 1,000,000,000 shares designated as the board of directors may determine. Upon such re-designation, the Group had 453,206,440 Class A ordinary shares issued and 442,364,604 Class A ordinary shares outstanding; and 206,100,000 Class B ordinary shares issued and outstanding. All of the Class B ordinary shares were held by the chairman of the board of the Group.

Upon the initial public offering in October 2016, the Group issued 72,100,000 Class A ordinary shares.

On May 29, 2018, Alibaba Group Holding Limited ("Alibaba") and its logistic arm Cainiao Network ("Cainiao Network"), and the Group announced a strategic agreement in which investors led by Alibaba and Cainiao Network invested US$1.38 billion in the Group in exchange for an approximately 10% equity stake in the Group. Accordingly, the Group issued 79,861,111 Class A ordinary shares. The transaction was closed by the end of June 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

17. Earnings Per Share

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Six months ended June 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)
Numerator:
Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	2,040,194	1,823,054	258,036

Shares (Denominator):
Weight average ordinary shares outstanding—basic	786,069,533	783,124,385	783,124,385
Plus:
Shares for option	—	—	—
Shares for ordinary share units and restricted share units	192,566	99,944	99,944
Weight average ordinary shares outstanding—diluted	786,262,099	783,224,329	783,224,329
Earnings per share—basic	2.60	2.33	0.33
Earnings per share—diluted	2.59	2.33	0.33

8,485,046 and 7,447,313 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2019 and June 30, 2020, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

18. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Group
Shanghai Kuaibao Network Technology Ltd.	The Group's equity investee
ZTO Lianshang Technology Co., Ltd. and its subsidiaries	The Group's equity investee
ZTO Supply Chain Management Co., Ltd. and its subsidiaries(1)	The Group's equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Group's equity investee
Hangzhou Tonglu Hengze Investment Co., Ltd.	Controlled by vice president of the Group
Ningbo Haitaotong International Logistics Co., Ltd.	The Group's equity investee
ZTO ES Holding Limited.	Entity controlled by chairman of the Group

(1)
In June 2018, ZTO LTL went through a restructuring and as a result, became a wholly owned subsidiary of ZTO Freight (Cayman) Inc. ("ZTO Freight"), a newly established Cayman company by shareholders of ZTO LTL. The Group holds 18% equity in ZTO Freight after the restructuring. The Group contributed additional investment in ZTO Freight by USD19,000 (approximate to RMB130,150) and its equity interest decreased to 17.7% due to the additional capital contributions from other shareholders in 2018. The Group contributed additional investment in ZTO Freight by USD12,715 (approximate to RMB90,243) and its equity interest further decreased to 17.3% in 2020.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

18. Related Party Transactions (Continued)

(a)
The Group entered into the following transactions with its related parties:

	Six months ended June 30,
Transactions	2019	2020
	RMB	RMB	US$
	(unaudited)
Revenues:
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	15,772	33,420	4,730
Advertisement revenue from Shanghai Kuaibao Network Technology Ltd.	283	—	—
Transportation revenue from Ningbo Haitaotong International Logistics Co., Ltd.	—	576	82
Transportation revenue from ZTO Lianshang Technology Co., Ltd. and its subsidiaries	—	356	50

	16,055	34,352	4,862

Cost of revenues:
Transportation service fees paid to Tonglu Tongze Logistics Ltd. and its subsidiaries	237,945	140,102	19,830
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	31,919	42,155	5,967
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	79,851	80,194	11,351

	349,715	262,451	37,148

Other income:
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	7,225	11,174	1,582
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	1,797	8,942	1,266
Interest income related to financing receivables from ZTO Lianshang Technology Co., Ltd. and its subsidiaries	—	826	117
Rental income derived from ZTO Lianshang Technology Co., Ltd. and its subsidiaries	—	212	30

	9,022	21,154	2,995

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

18. Related Party Transactions (Continued)

(b)
The Group had the following balances with its related parties:

	As of December 31,	As of June 30,
Transactions	2019	2020
	RMB	RMB	US$
Amounts due from
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries(1)	37,266	59,511	8,423
ZTO Lianshang Technology Co., Ltd. and its subsidiaries(2)	20,221	14,167	2,005
Tonglu Tongze Logistics Ltd. and its subsidiaries	—	1,261	178
Hangzhou Tonglu Hengze Investment Co., Ltd.(3)	10,000	—	—
Shanghai Kuaibao Network Technology Ltd.(3)	6,512	6,512	922
Others	313	78	12

Total	74,312	81,529	11,540

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2019 and June 30, 2020, respectively.

	As of December 31,	As of June 30,
Transactions	2019	2020
	RMB	RMB	US$
Amounts due to
Tonglu Tongze Logistics Ltd. and its subsidiaries	20,655	—	—
Shanghai Mingyu Barcode Technology Ltd.	16,906	21,080	2,984
ZTO Supply Chain Management Co., Ltd.	1,165	1,938	274
Others	217	83	12

Total	38,943	23,101	3,270

(1)
The amount comprised loan to related parties with no interest bearing and accounts receivable generated from the transportation service provided by the Group.

(2)
Mainly comprised financing receivable from ZTO Lianshang Technology Co., Ltd. and its subsidiaries, refer to Note 18(a).

(3)
Amounts due from related parties were loans to related parties with no interest bearing.

19. Commitments and Contingencies

Capital commitments

The Group's capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

19. Commitments and Contingencies (Continued)

Consolidated financial statements amounted to RMB3,219,310 as of June 30, 2020. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Group was obligated to pay RMB98,800 for certain investment in equity investees as of June 30, 2020 with payment due within three years.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the Consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the Consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

Starting in May 2017, the Group, certain directors and officers of the Group, and the underwriters of the Group's initial public offering in October 2016 have been named as defendants in three putative securities class actions. Management of the Group believes that the claims are without merit and intends to defend vigorously.

20. Repurchase of Ordinary Shares

On November 14, 2018, the Company announced a new share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Group expects to fund the repurchase out of its existing cash balance. As of December 31, 2018, the Group had purchased an aggregate of 1,700,000 ADSs at an average purchase price of US$15.85 per ADS, for a total cash consideration of RMB185,673 including repurchase commissions, among which RMB24,146 was paid in January 2019. As of December 31, 2019, the Group had purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, for a total cash consideration of RMB924,418, including repurchase commissions, which had been fully paid as of December 31, 2019.

On March 13, 2020, the board of directors of the Company approved the extension of the current share repurchase program to June 30, 2021. The Group expects to fund the repurchase out of its existing cash balance. As of June 30, 2020, the Group has purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, including repurchase commissions.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

21. Employee Benefit Plans

The Group's PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Group contributed RMB93,630 (unaudited) and RMB79,599 for the six months ended June 30, 2019 and 2020, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

22. Segment Information

The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

The Group's chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

The majority of the Group's revenues for the six months ended June 30, 2019 and 2020 were generated from PRC. As of December 31, 2019 and June 30, 2020, the majority of the long-lived assets of the Group are located in PRC, and no geographical segments are presented.

23. Restricted Net Assets

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Group's entities in PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Group.

PRC laws and regulations permit payments of dividends by the Group's subsidiaries and VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's subsidiaries and VIE incorporated in PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in PRC, up to the amount of net assets held in each subsidiary and VIE.

The appropriation to these reserves by the Group's PRC entities were RMB7 (unaudited) and nil for the six months ended June 30, 2019 and 2020, respectively. The accumulated reserves as of December 31, 2019 and June 30, 2020 were RMB993,936 and RMB993,936, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group's PRC subsidiaries and VIE. As of June 30, 2020, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB14,950,758.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020

(Amounts in thousands, except for share and per share data)

24. Subsequent Events

The Group has evaluated events subsequent to the balance sheet date of June 30, 2020 through September 11, 2020, the date the audited consolidated financial statements were available to be issued, and noted no significant subsequent events.

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  Exhibit 99.2
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
ZTO EXPRESS (CAYMAN) INC. CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data)
ZTO EXPRESS (CAYMAN) INC. Consolidated Statements of Comprehensive Income (Amounts in thousands, except for share and per share data)
ZTO EXPRESS (CAYMAN) INC. Consolidated Statements of Cash Flows (Amounts in thousands, except for share and per share data)
ZTO EXPRESS (CAYMAN) INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2020 (Amounts in thousands, except for share and per share data)